ArcelorMittal automotive focused investor event

Steel to remain the material of choice for the automotive sector

3 June 2015 - ArcelorMittal, the world’s leading steel and mining company, is today hosting an investor event in London focusing on the company’s global automotive steel franchise and research and development (R&D) capabilities. Presentations, from members of ArcelorMittal’s automotive and R&D leadership teams, will explore the challenges and opportunities that exist in the global automotive sector, highlighting ArcelorMittal’s successful strategy to address these through innovative solutions that ensure steel retains its position as the material of choice for the automotive sector. Specific areas covered will include:

•	The ongoing light-weighting focus of the automotive industry to meet increasingly challenging regulatory targets for fuel economy, and how ArcelorMittal’s suite of automotive steel solutions meets these requirements more competitively than other materials;
•	ArcelorMittal’s technological leadership in the automotive sector, how through its global R&D efforts the company has developed the broadest automotive product offering in the world, the competitive advantage this brings and how it is helping the company to maintain and increase its share of this demanding market;
•	How its global footprint uniquely positions ArcelorMittal to address the developing trend of carmakers demanding exactly the same products on a worldwide basis to support centrally designed global platforms;
•	Automotive growth forecasts in the developed world, driven by recovery in the EU, and in emerging markets, driven by demand in countries including China, India and Mexico, and the opportunity this presents for ArcelorMittal’s automotive franchise business.

The presentation materials from the event will be published on ArcelorMittal’s website (http://corporate.arcelormittal.com/investors/presentations/2015) and can be downloaded from 2pm CET today. There will be no discussion on the company’s current trading performance at the event.

This will be followed by a site visit tomorrow, 4 June 2015, to ArcelorMittal’s automotive steel finishing plant in Sagunto, Spain, and to the Gestamp Automotive research and development facility in Barcelona.

Commenting, Brian Aranha, Head of Global Automotive and commercial coordination, said: “As part of the transition to a low-carbon economy our automotive customers are required to improve their efficiency and reduce tail pipe emissions. Some producers of other materials have sought to take advantage of this shift and question steel’s ability to support the required weight-savings. The reality is very different. Our R&D department has worked very closely with our customers to develop a fantastic range of steel products that can deliver the requirements these customers are demanding in both a cost effective and environmentally friendly manner. We will continue to invest in innovative automotive steels for the future and are convinced that steel will remain the material of choice for the automotive sector.”

The company also today announces a €9 million investment at its Sagunto plant which will enable the plant to produce aluminium-silicon (Alusi) coated Usibor® hot stamping steel, becoming ArcelorMittal’s fourth European plant to produce Usibor® Alusi and the second to produce large-width Usibor®. The project, which will commence this summer with first production and client approvals expected by the fourth quarter of the year, will allow ArcelorMittal to meet growing demand for innovative coatings required by the Southern European automotive market.